January 7, 2011

Duc Dang, Attorney – Advisor

Kristina Aberg, Attorney – Advisor

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	KBS Real Estate Investment Trust II, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 10, 2010
File No. 000-53649

Dear Mr. Dang and Ms. Aberg:

We are writing in response to the comment letter from Duc Dang, Attorney – Advisor, dated December 30, 2010, regarding the Company’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

Form 10-K for the Year Ended December 31, 2009

Properties, page 40

1.	It appears from your 10-Q for the period ended September 30, 2010 that several properties may have accounted for 10% or more of your assets or revenues. Please identify such properties and tell us each property’s average effective annual rent per square foot/unit and occupancy rate. Please provide similar disclosure in future filings.

Response: As of September 30, 2010, the Company had acquired two properties that were greater than 10% of its assets or revenues: 300 N. LaSalle Building and Union Bank Plaza. The table below presents the property specific information for each as of September 30, 2010. The Company undertakes to provide this type of disclosure for its 10% properties in its annual reports on Form 10-K.

Property	Location	Rentable Square Feet	Total Real Estate, Net	Percentage of Total Assets	Annualized Base Rent (in thousands)	Average Annualized Base Rent per sq. ft.	Occupancy
300 N. LaSalle Building	Chicago, IL	1,302,901	$611,518	30.7%	$45,226	$35.87	96.8%
Union Bank Plaza	Los Angeles, CA	627,334	213,826	10.7%	21,507	36.79	93.2%

			$825,344	41.5%	$66,733	$36.15	95.6%

Share Redemption Program, page 44

2.	It appears that you ceased making redemptions in November and December of 2009 because you reached the funding limit established by your dividend reinvestment plan. In future filings, please clarify if you managed to satisfy all redemption requests. If not, please disclose the redemptions that remained outstanding and unfulfilled.

Response: The Company undertakes to disclose in its future periodic reports (i) whether it has satisfied all redemption requests as of the end of the period for which the report is filed and (ii) the amount of redemption requests that remain outstanding and unfulfilled as of the end of such period.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563. My direct fax is (949) 417-6518.

Sincerely,

/s/ David E. Snyder
David E. Snyder
Chief Financial Officer

cc:	Carrie Hartley, Esq.
DLA Piper LLP (US)